UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,
D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE
ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: July 29, 2026
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland
(Address of principal executive offices)
Commission File Number: 1-15060
Indicate by check mark whether the registrants file or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F
☒
Form 40-F
☐

This Form
6-K consists
of the
UBS Group
AG standalone
financial information
for the
six months
ended
30 June 2026, which appears immediately following this page.

UBS
Group AG
Standalone interim financial information
for the six months ended
30 June 2026

Table of contents
UBS Group AG standalone financial information
1
Income statement
1
Balance sheet
Notes to the UBS Group AG standalone financial
information
2
Basis of accounting
2
Accounting policies
2
Significant events
Appendix
3
Cautionary statement
Contacts
Switchboards
For all general inquiries
ubs.com/contact
Zurich +41-44-234-1111
London +44-207-567-8000
New York +1-212-821-3000
Hong Kong SAR +852-2971-8888
Singapore +65-6495-8000
Investor Relations
UBS’s Investor Relations team
manages relationships with
institutional investors, research
analysts and credit rating agencies.
ubs.com/investors
Zurich +41-44-234-4100
New York +1-212-882-5734
Media Relations
UBS’s Media Relations team manages
relationships with global media and
journalists.
ubs.com/media
Zurich +41-44-234-8500
mediarelations@ubs.com
London +44-20-7567-4714
ubs-media-relations@ubs.com
New York +1-212-882-5858
mediarelations@ubs.com
Hong Kong SAR +852-2971-8200
sh-mediarelations-ap@ubs.com
Office of the Group Company
Secretary
The Group Company Secretary
handles inquiries directed to the
Chairman or to other members of the
Board of Directors.
UBS Group AG, Office of the
Group Company Secretary
PO Box, CH-8098 Zurich, Switzerland
sh-company-secretary@ubs.com
Zurich +41-44-235-6652
Shareholder Services
UBS’s Shareholder Services team,
a unit of the Group Company
Secretary’s office, manages
relationships with shareholders and
the registration of UBS Group AG
registered shares.
UBS Group AG, Shareholder Services
PO Box, CH-8098 Zurich,
Switzerland
sh-shareholder-services@ubs.com
Zurich +41-44-235-6652
US Transfer Agent
For global registered share-related
inquiries in the US.
Computershare Trust Company NA
PO Box 43006
Providence,
RI, 02940-3006, USA
Shareholder online inquiries:
www.computershare.com/us/
investor-inquiries
Shareholder website:
computershare.com/investor
Calls from the US
+1-866-305-9566
Calls from outside the US
+1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610
Imprint
Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English
© UBS 2026. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

UBS Group AG standalone

UBS Group AG standalone financial information
Income statement
USD m CHF m
Year-to-date Year-to-date
30.6.26 30.6.25 30.6.26 30.6.25
Dividend income from investments in subsidiaries
4,862
6,791
3,932
5,595
of which: dividend income from UBS AG
4,500
6,500
3,639
5,360
Other operating income
3,074
2,831
2,486
2,423
Operating income
7,936
9,623
6,418
8,017
Operating expenses
3,037
2,997
2,456
2,566
Operating profit / (loss) before tax
4,899
6,625
3,962
5,451
Tax expense / (benefit)
0
0
0
0
Net profit / (loss) for the period
4,899
6,625
3,962
5,451
Balance sheet
USD m CHF m
30.6.26 31.12.25 30.6.26 31.12.25
Assets
Current assets
8,000
17,354
6,469
13,760
Non-current assets
198,432
190,535
160,469
151,079
of which: investments in subsidiaries
73,276
73,276
59,257
58,102
of which: investment in UBS AG
72,568
72,567
58,685
57,539
Total assets
206,432
207,888
166,939
164,839
Liabilities
Short-term liabilities
5,382
11,536
4,352
9,147
Long-term liabilities
131,288
125,780
106,170
99,733
Total liabilities
136,670
137,316
110,523
108,880
Equity
Share capital
1,2
328
334
265
265
Statutory capital reserve
2,3
38,964
41,662
31,509
33,035
of which: capital contribution reserve
26,339
29,037
21,300
23,024
of which: other statutory capital reserve
12,625
12,625
10,210
10,011
Statutory earnings reserve
55
4
44
3
of which: reserve for treasury shares held by subsidiaries
55
4
44
3
Voluntary earnings reserve
2,3
33,324
23,460
26,949
18,602
Treasury shares
2
(7,807)
(7,959)
(6,313)
(6,310)
of which: against capital contribution reserve
(2,364)
(1,994)
(1,911)
(1,581)
Net profit / (loss)
4,899
13,070
3,962
10,363
Equity attributable to shareholders
69,763
70,573
56,416
55,958
Total liabilities and equity
206,432
207,888
166,939
164,839
1 Refer to “Share information
and earnings per share”
in the “Risk, capital,
liquidity and funding, and
balance sheet” section
of the UBS Group
30 June 2026 Interim
Report for information about
UBS Group AG
shares.
2 Reflects the cancellation of 63,776,550 shares, each with a nominal value of USD 0.10 as approved by the shareholders at the Annual General Meeting held on 15 April 2026. Refer to "Significant events"
in the Notes to this standalone financial information.
3 During the second quarter of 2026, as approved by the
Annual General Meeting of shareholders, the payment of an ordinary cash dividend of
USD 1.10 (gross)
per dividend-bearing share, totaling USD 3,404m (CHF 2,753m), was made, half from the capital contribution reserve within the statutory capital reserve and the other half from total profit available for appropriation.
The remaining amount of total profit available for appropriation, i.e. USD
11,368m from USD 13,070m (CHF 9,193m from CHF 10,569m), was appropriated to the voluntary earnings reserve.

UBS Group AG standalone

Notes to the UBS Group AG standalone financial information
Basis of accounting
The UBS Group
AG standalone financial
statements are prepared
in accordance with
the principles of
the Swiss Law
on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations).
This interim financial information consists of a condensed balance sheet, an income statement and notes, and it is unaudited.
It
should
be
read
in
conjunction
with
the
audited
standalone
financial
statements
and
regulatory
information for the year ended 31 December 2025.
This
interim
financial
information
provides
an
update
of
the
financial
position
of
UBS Group AG
to
current
and
future investors, as well as other interested stakeholders.
Accounting policies
In preparing
the interim
financial information
for UBS
Group AG,
the same
accounting policies
and methods
of
computation
have
been
applied
as
in
the
annual
standalone
financial
statements
of
UBS
Group
AG
as
of
31 December 2025.
Specifically, the
closing rate
method for
converting US
dollar amounts
into Swiss
francs, as
adopted in
preparing
the
2025 annual
financial
statements,
has
been
applied
to
the
current
reporting
period.
Under
this
method,
all
assets, liabilities and equity positions,
as well as income and expense
items, are converted at the
closing rate. In the
comparative reporting period, the income statement was converted at the weighted average rate for the period.
Furthermore,
the
interim
income
statement
now
includes
the
line
item
“Dividend
income
from
investments
in
subsidiaries”. The comparative financial information has been updated accordingly.
More information
about the
accounting policies
applied is
provided in
Note 2
to the
UBS Group
AG standalone
financial
statements
as
of
31
December
2025,
available
under
“Holding
company
and
significant
regulated
subsidiaries and sub-groups” at ubs.com/investors .
Significant events
Cancellation of shares in 2026
On 15 April
2026, the Annual
General Meeting of
shareholders approved the
cancellation of 63,776,550
shares,
each with
a nominal
value of
USD 0.10,
purchased under
the 2024
share repurchase
program. The
share capital
has been
reduced by
the nominal
value of
the repurchased
shares upon
cancellation, i.e.
USD 6m (CHF 5m).
The
capital
contribution
reserve
and
the
voluntary
earnings
reserve
were
each
reduced
by
50%
of
the
total
capital
reduction amount
exceeding the
nominal value
upon cancellation
of the
repurchased shares,
i.e. each
by USD 997m
(CHF 806m). Amounts disclosed in Swiss
francs may differ from the
purchase price of the shares
due to the applied
method of converting US dollars to Swiss francs for presentation purposes.
The cancellation of shares did not change the total equity reported for UBS Group AG.

UBS Group AG standalone

Cautionary statement |
This report and the
information contained herein
are provided solely for
information purposes and
are not to
be construed as
solicitation
of an offer to buy or sell any
securities or other financial instruments in Switzerland, the United
States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group
AG, UBS AG or their affiliates should be made on
the basis of this report. Refer to UBS’s most
recent annual report on
Form 20- F,
quarterly reports and
other information furnished
to or filed
with the US
Securities and Exchange
Commission (the SEC)
on Form 6-K,
available at
ubs.com/investors
, for additional information.
Rounding |
Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes
disclosed in text and
tables are calculated
on the basis of
unrounded figures. Absolute
changes between reporting
periods disclosed in the
text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.
Tables
|
Within tables, blank fields generally
indicate non-applicability or that
presentation of any content
would not be meaningful or
that information is not
available as of the relevant date or for the relevant period.
Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values
that are zero on a rounded basis can be either negative or positive on an actual basis.
Websites |
In this report, any
website addresses are provided
solely for information
and are not intended
to be active
links. UBS does
not incorporate the
contents
of any such websites into this report.

UBS Group AG
P.O. Box
CH-8098 Zurich
ubs.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By:
/s/ Steffen Henrich
_
Name:
Steffen Henrich
Title:
Group Controller
By:
/s/ David Kelly
_
Name:
David Kelly
Title:
Managing Director
UBS AG
By:
/s/ Steffen Henrich
_
Name:
Steffen Henrich
Title:
Controller
By:
/s/ David Kelly
_
Name:
David Kelly
Title:
Managing Director
Date:
July 29, 2026